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Exhibit (a)(5)(ix) - Press Release

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For immediate release

May 24, 2004

                   FIRST FEDERAL BANCSHARES, INC. TO PURCHASE
                560,000 SHARES PURSUANT TO ITS SELF TENDER OFFER

       COLCHESTER, ILLINOIS: First Federal Bancshares, Inc. (Nasdaq: FFBI) announced today that it intends to purchase 560,000 of its common shares (representing approximately 30% of its shares currently outstanding) at $33.50 per share pursuant to its self tender offer, which expired May 21, 2004.

       According to preliminary reports from the depositary for the offer, the number of shares that were tendered for purchase under the offer prior to its expiration exceeded the number of shares that the Company intends to purchase. Therefore, the Company will in most cases purchase approximately 66% of the shares tendered by each of its shareholders. Tenders made by certain "odd lot" holders will be purchased in their entirety, and tenders made by certain shareholders who conditioned their tenders will be purchased (or not purchased) in accordance with random lot acceptance procedures set forth in the offer. Payment for the purchased shares, and return of certificates for shares not purchased, is expected to be made as soon as practicable commencing May 28, 2004.

       Any questions with regard to the tender offer may be directed to the depositary for the tender offer, Computershare Trust Company, at (303) 262-0600 ext. 4732, or to the information agent for the offer, Georgeson Shareholder Communications, toll free at (800) 501-4292.

       First Federal Bancshares is the holding company for First Federal Bank, which operates eight offices in west-central Illinois and northeast Missouri.

For further information contact:

James J. Stebor
President and Chief Executive Officer
(217) 224-8686